UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         LASER-PACIFIC MEDIA CORPORATION
_______________________________________________________________________________
             (Exact Name of Registrant as Specified in its Charter)



          Delaware                                        95-3824617
_______________________________________________________________________________
(State of Incorporation or Organization)      (IRS Employer Identification no.)

809 N. Cahuenga Blvd., Hollywood, California                90038
_______________________________________________________________________________
(Address of Principal Executive Offices)                  (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:


     Title of Each Class                        Name of Each Exchange on Which
     to be so Registered                        Each Class is to be Registered

   Rights to Purchase Series B Junior            Nasdaq National Market System
Participating Cumulative Preferred Stock,
       par value $.0001 per share
___________________________________________    ________________________________


If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |_|

Securities Act registration statement file number to which this form relates:
Not Applicable
____________________



Securities to be registered pursuant to Section 12(g) of the Act:

                                      None.
_______________________________________________________________________________
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.
         ________________________________________________________

         On January 9, 2001, the Board of Directors of Laser-Pacific Media Corporation (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $.0001 per share, of the Company (the "Common Shares"). The dividend is payable on January 24, 2001 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

         The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement (the "Rights Agreement") dated as of January 12, 2001 by and between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent").

         1.       Common Share Certificates Representing Rights

         Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

         2.       Distribution Date

         The "Distribution Date" is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 20% or more of the then outstanding Voting Shares (such person is a "20% Stockholder" and the date of such public announcement is the "20% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 20% Stockholder or (c) the first date, on or after the 20% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Voting Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Voting Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Voting Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Voting Shares that are beneficially owned by any other person.

         Upon the close of business of the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

         No Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares as of January 9, 2001 shall be deemed a 20% Stockholder unless or until such Person shall acquire, without the prior approval of the Board of Directors, Beneficial Ownership of an additional 1% of the Voting Shares then outstanding and, following such acquisition, is the Beneficial Owner of more than 20% of the Voting Shares then outstanding. In addition, any Person (a "Transferee") who purchases Voting Shares from such Person shall not be deemed a 20% Stockholder if, after giving effect to such acquisition, such Transferee holds no more than the sum of the Voting Shares so acquired plus 1% of the Voting Shares then outstanding.

         3.       Issuance of Right Certificates

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

         4.       Expiration of Rights

         The Rights shall expire on January 9, 2011 (the "Expiration Date"), unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the date they separate.

         5.       Exercise of Rights

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 20% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 20% Stockholder shall be void.

                  (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth (1/100) of a share of Series B Junior Participating Cumulative Preferred Stock, par value $.0001 per share, of the Company (the "Preferred Shares"), at an exercise price of $30.00 (Thirty Dollars) (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share or
(ii) a preferential annual dividend of $.01 per Preferred Share ($.0001 per one one-hundredth (1/100) of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $.01 per Preferred Share ($.0001 per one one-hundredth (1/100) of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each
Preferred Share has one hundred (100) votes per share (one vote per one one-hundredth (1/100) of a Preferred Share), voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth (1/100) of a Preferred Share should approximate the value of one Common Share.

                  (b) Right to Purchase Common Shares of the Company. From and after the close of business on the tenth business day following the 20% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $30.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

                  (c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the 20% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $30.00), shares of common stock of the surviving corporation or purchaser, respectively (the "Surviving Person"), with an aggregate market value equal to two times the Exercise Price.

         6.       Adjustments to Prevent Dilution

         The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.

         7.       Cash Paid Instead of Issuing Fractional Securities

         No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

         8.       Redemption

         At any time prior to the earlier of (a) the tenth business day following the 20% Ownership Date or (b) the first event of the type giving rise to exercise rights under Section 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action being the "Redemption Date"), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

         9.       Exchange

         At any time during the period of 180 days after the 20% Ownership Date, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the securities so designated by the Board of Directors in accordance with the Exchange Ratio.

         10.      No Stockholder Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         11.      Amendment of Rights Agreement

         The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day following the 20% Ownership Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above or (c) the Redemption Date, the Rights Agreement cannot be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 20% Stockholder or a Surviving Person.

Item 2.  Exhibits

         1. Rights Agreement, dated as of January 12, 2001, between Laser-Pacific Media Corporation and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A the Form of Right Certificate, the Form of Assignment and the Form of Election to Purchase (incorporated by reference to Laser-Pacific Media Corporation's Current Report on Form 8-K filed January 19, 2001).

         2. Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock (incorporated by reference to Laser-Pacific Media Corporation's Current Report on Form 8-K filed January 19, 2001).

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



                                       LASER-PACIFIC MEDIA CORPORATION


Date:  January 19, 2001                     By: _/s/ James R. Parks___________
                                            Name:  James R. Parks
                                            Its:  Chief Executive Officer

                                              EXHIBIT INDEX

Exhibit Number                                 Description

         1. Rights Agreement, dated as of January 12, 2001, between Laser-Pacific Media Corporation and U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A the Form of Right Certificate, the Form of Assignment and the Form of
                                    Election   to  Purchase   (incorporated   by
                                    reference     to     Laser-Pacific     Media
                                    Corporation's Current Report on Form 8-K filed January 19, 2001).

         2. Certificate of Designations of Series B Junior Participating Cumulative Preferred Stock (incorporated by reference to Laser-Pacific Media Corporation's Current Report on Form 8-K filed January 19, 2001).